

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Rob Phythian
Chief Executive Officer
SharpLink Gaming Ltd.
333 Washington Avenue North, Suite 104
Minneapolis, Minnesota

Re: SharpLink Gaming Ltd.
Registration Statement on Form S-1
Filed April 21, 2023
File No. 333-271396

Dear Rob Phythian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology